SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐           Form 40-F  ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐                      No  ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
CANADIAN IMPERIAL BANK OF COMMERCE

Date: February 26, 2009	By:	/s/ Stephen Forbes

	Name:	Stephen Forbes
	Title:	Senior Vice President

Table of Contents
In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended January 31, 2009, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:
(a)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and

(b)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX
1.	Certificates — Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934
2.	Certificates — Section 906 of Sarbanes-Oxley Act of 2002